GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700


05006588

23 February 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs, New GKN PLC

GKN expands its presence in China

For your information I enclose a copy of the above announcement which was released today.

Yours faithfully,

pp **David Pavey**
Assistant Company Secretary

Enc

For immediate release

Date 23 February 2005

GKN expands its presence in China

GKN today announces that it has entered into an agreement to form a new company in China with Henan Zhongyuan Engine Fittings Stock Company Limited (ZYNP).

The new company, GKN Zhongyuan Cylinder Liner Company, will be established on a greenfield site in Mengzhou City in Henan Province and GKN and ZYNP will own 59% and 41% respectively.

The new company will focus on the production and sale of truck engine cylinder liners for the domestic Chinese market and for some selected export applications. Through its Sheepbridge Stokes business GKN is already a world leader in cylinder liners for automotive, industrial and marine applications.

GKN has been present in China for 16 years and has three existing joint venture companies active in the Chinese light vehicle driveline market.

The new company will become operational in early 2006 and will ultimately employ approximately 700 people. The partners estimate that some £16.4 million will be invested over time.

For further information:
GKN Corporate Communications
+44 (0)20 7463 2354